American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Three months ended March 31, 2006, as of May 12, 2006)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) and American Bonanza Gold Mining Corp. (“Bonanza”) annual audited consolidated financial statements for the years ended December 31, 2005 and 2004 and the unaudited consolidated financial statement of the Corporation for the three months ended March 31, 2006 and 2005. The comparative information as at December 31, 2004 is that of Bonanza under the continuity of interests accounting discussed below. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and has commenced an advanced exploration program on its 100% owned Fenelon gold project in Quebec. Fenelon exploration to date suggests that there is excellent potential to substantially increase the known resource of this Casa Berardi greenstone deposit. An aggressive surface drilling program is currently underway to expand the known resource and test several of the project’s exploration targets. In addition to these advanced properties, the Corporation continues to progress other projects, including the Martiniere in Quebec, Gold Bar in Nevada, Taurus in British Columbia and Northshore in Ontario.

Acquisition of International Taurus Resources Inc. and Fairstar Explorations Inc.’s Mineral Interests

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions closed on March 30, 2005.

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,925.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition.

Overview of Performance

The Corporation’s working capital as at March 31, 2006 was $3,231,712 compared with a working capital position of $5,177,422 as at December 31, 2005. The decrease in working capital was primarily attributable to operating expenditures in the period of $1,092,875 and exploration expenditures at the Copperstone and Fenelon gold properties totalling $1,555,044. The loss for the three months ended March 31, 2006 was $1,092,875 or $0.01 per share compared with a net loss of $307,105 or $0.01 per share for the comparable period in 2005.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years and the three months period ended March 31, 2006. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation and Bonanza.

	March 31,		December 31,
	2006	2005	2005	2004	2003
	$	$	$	$	$
Net loss	(1,092,875)	(307,105)	(4,215,960)	(1,219,731)	(605,214)
Net loss per share	(0.01)	(0.01)	(0.06)	(0.03)	(0.02)
Total cash and cash equivalents	2,927,133	7,692,124	5,413,900	9,467,224	13,406,295
Working capital	3,231,712	5,226,127	5,177,422	8,750,640	13,089,684
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets	54,103,225	57,216,883	54,428,595	28,688,663	25,006,389
Shareholders’ equity	50,511,247	50,680,020	52,261,765	27,496,142	24,202,178

Results of Operations

For the three months ended March 31, 2006, the Corporation had a net loss of $1,092,875 or $0.01 per share compared to a net loss of $307,105 or $0.01 per share with the corresponding period in 2005. The increased in loss for the current period was related to the recognition of stock-based compensation expense of $694,660 and an increase in exploration office expenses of approximately $66,635 over the same period last year.

Interest income decreased to $28,094 from $66,108 which was the direct result of decreased cash balances from the comparable period in 2005. During the same comparable period, general and administrative costs decreased to $218,188 from $234,032 in 2005. Public company expenses decreased to $92,378 from $98,410 and business development expenses decreased to $61,380 from $76,534.

Exploration expenditures remain at consistent levels from the comparable period and include activity relating to ongoing property evaluations and investigations. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada and Val d’Or, Quebec.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2006, 2005 and 2004 are as follows:

	2006	2005				2004
	Mar.	Dec.	Sept.	June	Mar.	Dec.	Sept.	June
	$	$	$	$	$	$	$	$
Interest income and
other	28,094	26,865	28,756	6,456	66,108	61,359	79,176	81,282
Net loss	(1,092,875)	(1,750,819)	(546,482)	(1,611,554)	(307,105)	(130,122)	(456,612)	(491,260)
Net loss per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)	(0.01)

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2006 was $3,231,712 compared with a working capital position of $5,177,422 as at December 31, 2005. Flow-through funds of $1,478,266 are included in working capital and must be spent prior to December 31, 2006 and are restricted to expenditures that qualify as Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The decrease in working capital in the period was primarily attributable to increased expenditure levels in the period at the Copperstone, Fenelon and other gold properties totalling $1,555,044. As of March 31, 2006 $1,216,942 accrued receivable from the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years and up to the current quarter remained outstanding. As of Mach 31, 2006, accrued payable related to a 2002 reassessment by Revenue Quebec for the amount of $758,978 remained outstanding. The Corporation is currently appealing this reassessment.

During 2006, the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase has been completed and the result of the preliminary assessment prepared by AMEC has been filed on SEDAR on March 28, 2006. Total development and exploration expenditures during the period totalled $281,558 or $15,215,841 since the program began in 2003.

As at March 31, 2006, the Corporation had cash of $2,927,133 compared to $5,413,900 as at December 31, 2005. The Corporation currently has no debt and has adequate working capital to continue its surface drilling program at the Fenelon gold project designed to expand the known gold resources for purposes of advancing the Fenelon project to the development stage.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2006 at the Fenelon and Martiniere projects with additional funding required for purposes of the contemplated drilling at the Copperstone project.

Subsequent Events

On May 11, 2006 the Corporation announced it has negotiated, subject to regulatory approval and formal documentation, a best-efforts private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) totaling up to $6,050,000. The private placement consists of up to 5,500,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $3,025,000, and up to 5,500,000 units at a price of $0.55 per unit, for gross proceeds of $3,025,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents will be paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents will receive compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

The Corporation has substantially adopted the consensus of Abstract #146 of the Emerging Issues Committee of CICA in respect to its accounting for all flow-through renunciations occurring subsequent to January 1, 2006. Under the Canadian Income Tax Act an enterprise may issue securities referred as flow-through shares whereby the investor may claim the tax deduction associated with the related resource expenditures. The Corporation records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. During 2006 these future income tax liabilities have been presented in the balance sheets and the offset recorded as share issue costs.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the acquiring, exploring and developing high-grade gold projects.

As an Exploration Stage Company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing the exploration expenditures at the Fenelon and Martiniere gold projects.

The Corporation is currently reviewing the proposed expenditures and drilling program planned for Copperstone in 2006 and the resulting impact on the Corporation’s working capital and funding requirements thereof.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its current and future development and growth initiatives.